Exhibit 11.1

CODE OF CONDUCT

ENSURING ETHICAL BUSINESS CONDUCT AT THE HIGHEST STANDARDS

Tele2 is committed to conducting its business at the highest ethical levels. We have adopted this Code of Conduct (hereinafter “the Code”) to ensure all employees and affiliates are aware of what is expected from them.

Tele2 requires all employees, management and members of our Board of Directors to:

•                  Read and understand the Code

•                  Sign a written or digital acknowledgement that they have done so

•                  Ensure that both the content and the spirit of the Code are acted upon.

•                  Ensure that Tele2 affiliates understand and comply with the Code.

Contents

A FEW WORDS FROM OUR CEO	3

Introduction	4

Basis of the Code	4

Scope of the Code	4

Legal compliance and the Code	4

Safety of products and services	4

Customer integrity	4

Customer safety	4

Exposure to electromagnetic fields	5

Suppliers and vendors	5

Business integrity	5

Anti-corruption	5

Fair competition	5

Conflict of interest	5

Grandparent and “four-eyes” principle	6

Political involvement	6

Financial reporting	6

Corporate Governance	7

Treating people with respect	7

Fair working conditions	7

Child Protection	7

Diversity and Inclusion	7

Compensation and benefits	7

Occupational health and safety	8

Environment	8

Reporting violations	8

ACKNOWLEDGEMENT	9

Appendix 1	10

Appendix 2	11

A FEW WORDS FROM OUR CEO

Dear Colleague,

At Tele2, we believe that ‘how’ we conduct business is equally important as ‘what’ we are trying to achieve. Our colleagues, customers, shareholders and other stakeholders should be confident that Tele2 does not only comply with legal requirements, but also meets the highest standards of ethics and integrity. We believe this goes hand in hand with delivering a strong and sustainable financial performance.

Our Code of Conduct helps us understand our responsibilities as representatives of Tele2 and guides our behavior in our daily work. It includes topics on how we treat people, such as Diversity and Inclusion, as well as topics on how we affect our surroundings, such as Environment.

The code calls for us to act openly and transparently in order to uphold a reputation of honesty and ethical business conduct above anything else. Furthermore, we should never forget that it is also our duty to ensure our business partners keep the same high standards when they represent Tele2, which is why we have a Business Partner Code of Conduct.

I have made a personal commitment to uphold the Tele2 Code of Conduct, and I ask you to do the same. I also strongly urge you to report any potential misbehavior through our Whistle Blower Channels, included in the last section of the code.

Together we make sure Tele2 holds to our Code of Conduct, while we continue to provide millions of people with connectivity and digital services every day.

Stockholm, November 2018

Anders Nilsson
President and CEO

Introduction

At Tele2, we believe that the success of the company depends on the success of the societies in which it operates. Sustainable growth in society and sound business practices go hand in hand. In order to maintain a sustainable business model and help build a better society, we have to take responsibility for the impact our operations have on the world around us.

Tele2’s requirement is that sound business practices shall prevail throughout our operations and our daily business, which is why Tele2 has chosen to approach corporate responsibility in the same way as we do all our business — with flexibility, cost consciousness, quality, challenge, open and action — the Tele2 Way.

Basis of the Code

The code is based on the ten principles provided by the United Nations (UN) Global Compact. For further details please refer to Appendix 1.

Scope of the Code

It is important that goods and services handled by Tele2 are produced and provided in an ethical way. Therefore, Tele2 expects this Code to be applied and upheld in the organizations of every affiliate, supplier, sub-supplier, vendor to Tele2, notwithstanding if the Suppliers and Vendors delivers services or goods.

Legal compliance and the Code

Tele2 complies with local laws and regulations of each country in which we operate. This Code sets up a minimum requirement. If provisions in other laws, regulations or rules, be it local, national or international, have a more stringent position to the Corporate Responsibility (hereinafter ‘CR’) matters mentioned in this Code, those shall be observed and complied with. In situations where neither the law nor the Code gives guidance, the UN Global Compact principles shall prevail. In cases of conflict between this Code and a mandatory local regulation, the regulation shall prevail.

Safety of products and services

Tele2 wins customers and builds long-term relationships by providing cost efficient and good quality services. This is done by demonstrating honesty and integrity in all interactions. Our marketing or advertising material, in writing or by employed personnel, shall be accurate, truthful and comply with mandatory laws.

Customer integrity

In the course of its operations, Tele2 has access to customer data for processing and storing. When handling data, Tele2 shall take into account its customers’ rights to maintain personal integrity and privacy.

Tele2 complies with applicable laws and regulations on the freedom of speech, the right to privacy and personal integrity as well as on personal data retention. Tele2 will endeavor to prevent any unauthorized access to personal information. Tele2 does not process customers’ personal data other than as allowed by applicable legislation. Tele2 should be trusted by customers and employees to handle their data.

Customer safety

Tele2 actively works to prevent fraud and abuse of its communications services. Therefore, Tele2 offers tools to prevent exposure to unwanted content. We are particularly careful in protecting the safety of children and young adults in this regard.

Exposure to electromagnetic fields

When in use, electric equipment emits radiation and creates electromagnetic fields (EMF). In handling EMF related to its networks, Tele2 follows recommendations made by the relevant authorities.

Suppliers and vendors

Our contractual relationships with suppliers and vendors and dealers are important elements of the company’s success. Supplier, vendor selection and purchasing decisions must be made objectively and in Tele2’s best interests, striving for the best deal by evaluating costs, requirement fulfillment, expected delivery capability, quality and other relevant factors. Any agreement with a supplier and vendor should be concluded according to the Tele2 Group Purchasing Procedures and Ethical Principles.

Negotiations with suppliers, vendors and dealers should be conducted in a professional manner, engaging Tele2 employees and with the use of the four-eye principle. Our people must always be sure that business decisions are made without any unjustified influence from a third party. Suppliers and vendors which are proven to attempt to unduly influence Tele2’s purchasing decisions will be excluded from any future transaction with the company.

Business integrity

Anti-corruption

No Tele2 employee or member of our Board of Directors may offer, ask, give or accept, directly or indirectly, any undue advantage for personal gain from any third party, unless it can be constituted as being within the boundaries of accepted business practices such as representation and reasonable hospitality given in the ordinary course of business.

As guidance, no single gift or benefit should exceed the value of 50 Euro. When In doubt, employees are expected to seek advice from their managers.

In most countries gifts or benefits to government employees or public officials are considered a violation of law or regulation. Tele2 employees must not offer money or any gift to an official or employee of a governmental entity, except for symbolic gifts of insignificant monetary value, provided this is allowed by local law.

Fair competition

Tele2 is firmly committed to fair competition and open markets. One of the foundations for our success has been the break-up of monopoly power. We remain firm believers that free and fair competition works in our favor allowing us to provide expected quality and cost efficient communication services to our customers.

All Tele2 employees are expected to protect the interests of Tele2’s final consumers anywhere in the world and to fight against collusive practices and monopoly foreclosures in every aspect of their activities. It therefore goes without saying that Tele2 expects all Tele2 employees to comply with competition laws. Employees who have to deal with competition issues in their day to day work are expected to understand the basic principles of competition law. In case a specific competition law question arises, employees must seek help from their general counsel.

Conflict of interest

Business decisions are always made in the best interest of the company. The power invested in us by the company may not be used for other goals than furthering Tele2’s interests. Personal relations or considerations may never influence our decision making. This includes not only potential gains for us, but also for our relatives and friends.

To avoid risk of conflict of interest, the following applies:

•                  Employees may not, without the company’s written consent, work outside Tele2 in any capacity (e.g. employment, consultancy, Board membership).

•                  If there is any risk, however small, for conflict of interest, employees are expected to immediately inform their manager.

A specific aspect of conflict of interest is Insider information. In short, anyone with access to non-public information that is likely to materially influence the price of any financial instruments in Tele2 is prohibited from trading in Tele2 equity. For further information, please see Appendix 2. If you are registered as an Insider (PDMR) by Tele2 you will have been notified by Tele2 that you will need to consider special Swedish reporting regulations and Tele2’s Internal Insider rules. These documents can also be received by sending a request to: company.secretary@tele2.com.

Grandparent and “four-eyes” principle

To further limit the risk of conflicting interests and to make sure that business decisions are always made in the best interest of Tele2, all contractual relationships of material significance between the company and a third party (e.g. suppliers, vendors, dealers and partners etc.) need to be negotiated and approved in writing by at least two persons (four-eyes principle) prior signing of the final agreement. Whenever possible the second person approving the contractual relationship should be the manager of the first approver ( grandparent principle). Final agreements shall be approved and signed in accordance with the local legal policy, nevertheless approval by at least two persons must always be documented, regardless of that policy. In certain cases, as outlined in other policies and guidance, the grandparent principle is mandatory.

For the purpose of this Code material significance shall mean if 1) the procured value (agreement value) is more than 100.000 SEK (or 10.000 EUR), and/or 2) the agreement term is more than three years, and/or 3) more than one country/operation are or might be involved, and/or 4) the procurement or contracts are of strategic importance or imply an important legal or reputational risk to Tele2.

Political involvement

Tele2 observes neutrality with regard to political parties and candidates, and abides with the applicable international treaties and national legislation on lobbying activities.

Financial reporting

Tele2 is required to follow strict accounting principles and standards (IFRS), to report financial information accurately and completely, and to have appropriate internal controls and processes to ensure that accounting and financial reporting complies with legislation. Employees must do everything they can to support Tele2’s efforts in this area.

The integrity of Tele2’s financial records is critical to the operation of Tele2 business and is a key factor in maintaining the confidence and trust of our shareholders. We must ensure that all transactions are properly recorded, classified and summarised in accordance with Tele2 accounting policies. No employee may enter or remove information in the company’s books or records that intentionally hides, misleads or disguises the true nature of any financial or non-financial transaction or result.

Employees involved in financial reporting shall always provide full, fair, accurate, timely and understandable disclosure in reports and documents that Tele2 files with, or submits to, government agencies, tax authorities and in other public communications. Tele2 follows the international guidelines and applies the national regulations relating to transfer pricing. Comments about financial reporting and prospects to external parties shall only be made by authorised official spokespersons.

Corporate Governance

Tele2 strongly believes in transparent and consistent corporate governance practices and abides with the applicable regulations and standards in each of its geographical markets. This protects the legitimate interests of all Tele2’s shareholders and stakeholders.

Treating people with respect

Fair working conditions

Tele2 employees are entitled to fundamental human rights which shall be known, understood and respected and be applied equally. No one shall be subject to corporal punishment, physical, sexual, psychological or verbal harassment or abuse. Forced labour, exploited or bonded labour is strictly forbidden. Employees shall not be required to lodge deposits or original identity papers as a condition for employment.

Employees shall not be forced to work more than the limits on regular and overtime hours allowed by the law of the country in which they are employed. Overtime shall be compensated at no less than the legally required rate. All employees shall have contracts specifying the terms of employment. Children under the minimum working age established by local law or fifteen (15) years, whichever is greater, shall not be used as part of the labour force. Employees under eighteen (18) years shall not be engaged in hazardous or heavy work, or on night shifts.

Child Protection

At Tele2, we take a clear stance against sexual exploitation of children in all our activities and relations. Tele2 employees are under no circumstance allowed to contact or to meet children for any kind of sexual purpose. That applies when working in our domestic markets, when working abroad and when on business trips. We do not visit bars, restaurants or hotels where children are sexually exploited in any way. We report suspected cases of sexual exploitation of minors to the police immediately. Tele2 applies the same standard online as it does offline, and does not allow employees possessing, or searching for, materials documenting sexual abuse of children.

Diversity and Inclusion

Tele2 believes in creating an inclusive work environment where everyone can be at their best.  Building a diverse employee population is a key element of its approach to talent management. Tele2 does not accept discrimination, whether active or by means of passive support, whether based on ethnicity, national origin, religion, disability, gender, sexual orientation, marital or parental status, union membership, political affiliation or age.

The rights of employees to freely associate and to bargain collectively, in accordance with the laws of the countries in which they are employed, shall be recognised and respected.

Tele2’s approach to Diversity and Inclusion is set out in the Tele2 Diversity and Inclusion Policy in which further details are specified.

Compensation and benefits

Employees shall be paid a competitive wage as benchmarked against the local market. No employee will be paid less than the minimum total wage required by applicable national law, including all mandated wages, allowances and benefits. All employees shall have the right to equal pay for equal work, as well as periodic holiday with pay.

Occupational health and safety

Safety at work is a prioritised concern of Tele2’s. Adequate steps to prevent accidents and injury to health shall be taken by minimising the causes of hazards inherent in the working environment and by providing appropriate safety equipment.

Environment

Environmental laws and regulations applicable to local surroundings and the relevant business sector shall be complied with. Practices minimising the impact on the environment shall be encouraged and care shall be taken with any environmentally sensitive substances or processes. Tele2 promotes a sustainable development and cost efficiency by proactively reducing resource consumption and thus the impact on the environment. Tele2’s environmental efforts are guided by the Tele2 Environmental Policy in which further details on our environmental work are specified.

Reporting violations

It is the responsibility of Tele2’s managers to make sure that both the content and the spirit of this Code are communicated, understood and acted upon within their organisations and to encourage employees to reveal behaviour that may be non-compliant with the Code. Explicit or implicit approval of questionable actions will not be tolerated.

If and when an employee is informed of, or suspects, any activities that may be in violation of this Code, it is this person’s responsibility to report it.

In order to report via the Whistle Blower channel, use one of the following alternatives:

•                  E-mail to report.violation@tele2.com which is directed to Carla Smits-Nusteling, Chairman of the Tele2 Audit Committee and a member of the Tele2 Board and Jonas Lindström, Director Group Security.

•                  Letter to the address “Tele2 Whistle Blower, Group Security, Torshamnsgatan 17, SE-164 40 Kista Sweden”. The letter will be forwarded to Carla-Smits Nusteling.

•                  Direct telephone contact at +46 701 620 062.

Anonymous reports will be accepted, but contact details to the reporting person are appreciated.

This Code has the authority of the Board of Directors and the Leadership Team.

ACKNOWLEDGEMENT

I acknowledge that I have received, read and understood the Tele2’s Code of Conduct and that my conduct at all times must comply with the standards set out in the Code.

Signature:

Name:

Place and Date:

(Your acknowledgement will be stored by the HR department.)

Appendix 1

Basis for the code of conduct

The code is based on the ten principles provided by the United Nations (UN) Global Compact(1).

The UN Global Compact asks companies to embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labour standards, the environment and anti-corruption.

Human Rights

•                  Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights; and

•                  Principle 2: make sure that they are not complicit in human rights abuses.

Labour Standards

•                  Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;

•                  Principle 4: the elimination of all forms of forced and compulsory labour;

•                  Principle 5: the effective abolition of child labour; and

•                  Principle 6: the elimination of discrimination in respect of employment and occupation.

Environment

•                  Principle 7: Businesses should support a precautionary approach to environmental challenges;

•                  Principle 8: undertake initiatives to promote greater environmental responsibility; and

•                  Principle 9: encourage the development and diffusion of environmentally friendly technologies.

Anti-Corruption

•                  Principle 10: Businesses should work against corruption in all its forms, including extortion and bribery.

(1)  The UN Global Compact principles enjoy universal consensus and are derived from

•                  the Universal Declaration of Human Rights,

•                  the International Labour Organisation’s (ILO) Declaration on Fundamental Principles and Rights at Work,

•                  the Rio Declaration on Environment and Development,

•                  the United Nations Convention Against Corruption.

Appendix 2 - The Market Abuse Regulation, MAR

Insider information

“Information refers to information of a precise nature, that has not been made public, relating directly or indirectly, to one (or more) issuer or financial instrument that, if it were made public, would be likely to have a significant effect on the prices of those instruments or on the price of related derivative financial instruments. which would be likely to materially influence the price of the financial instrument in question if made public”

For example: Larger M&A transactions, changes in top management, larger business deals, major law suits, forecasts of consolidated financial information or consolidated customer intake.

Illegal to trade with or otherwise benefit from stock shares or other securities

Four types of crimes:

•                  Insider offense

•                  Unauthorized disclosure

•                  Undue market manipulation

•                  Negligence of reporting suspected market abuse

Criminal law sanctions up to 6 year imprisonment

Anyone that has insider information falls under the regulation, i.e. illegal to trade with or otherwise benefit from the information, regardless of position or how he/she obtained the information

The individual’s responsibilities under MAR are independent and personal.

It is always the individual´s responsibility to determine if he or she has access to insider information that may make it illegal to trade with the company’s securities. This applies whether or not the company has complied with logbook obligations and irrespective if you are registered in a logbook or not. However, if you at a certain point in time are registered in a logbook it is a strong indication that you have insider information.

Insider list (former logbook) = Company internal record of individuals who have access to insider information related to a certain case. Administrative obligation for the Company under MAR and administrative sanctions for not complying.